U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
[ X ] Form 10-K/SB   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:    ____________________________________
   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information
         Full Name of Registrant:   UNISERVICE CORPORATION
         Former Name if Applicable:  ___________________________
              350 East Las Olas Boulevard, Suite 1700
         Address of Principal Executive Office (Street and Number)
              Fort Lauderdale, Florida  33301
         City, State and Zip Code

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]  (b)  The  subject annual  report, semi-annual  report, transition report on
Form 10-K/SB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -  Narrative
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Form 10-KSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-KSB.

Part IV - Other Information
         (1) Name and telephone number of person to contact in regard to this notification:

         Ricardo Vilensky                         954             766-7879
         ----------------------------------------------------------------------
         (Name)                               (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes                          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [ ] Yes                          [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                              UNISERVICE CORPORATION
                                    --------------------------------------------
                                    (Name of Registrant as specified in charter)


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has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.


Date:    April 2, 2001            By:  /s/ Ricardo Vilensky
                                       -----------------------------------------
                                       Ricardo Vilensky, Chief Executive Officer